Exhibit 99.1

Indivior Appoints Daniel A. Ninivaggi to the Board

Richmond, VA, February 3, 2025 - Further to the announcement made on Tuesday January 28, the Board of Directors of Indivior PLC is pleased to announce the appointment of Daniel A. Ninivaggi to the Board as an Independent Non-Executive Director with effect from January 31, 2025.

Mr. Ninivaggi has significant public company experience as a director and executive and brings to Indivior a strong background in operations and capital allocation, as well as legal and finance expertise.

Mr. Ninivaggi has also been appointed a member of the Nomination Committee.

Comment by Dr. David Wheadon, Chair

"I am pleased to announce Dan's appointment to the Board. As a seasoned public company executive, we are delighted that Indivior will be able to benefit from his significant board and operational experience as we work together to deliver value to all Indivior stakeholders."

Comment by Daniel Ninivaggi

"I welcome the opportunity to join the Board of Indivior. I believe Indivior has an important mission in helping to transform the lives of patients struggling with opioid use disorder. I look forward to working closely with the Board and management team to realize Indivior's full potential as a global leader in developing and commercializing novel opioid use disorder treatments."

Daniel Ninivaggi Biography
Daniel A. Ninivaggi is currently Chairman of Garrett Motion Inc. (NASDAQ:GTX), a Switzerland-based supplier of turbochargers and other products designed to improve energy efficiency and reduce emissions in vehicles and industrial equipment. From August 2021 until March 2024, Mr. Ninivaggi formerly served as the Chief Executive Officer and subsequently the Executive Chairman of Lordstown Motors Corp, an electric vehicle automaker.  Prior to that, Mr.  Ninivaggi served as the President and Chief Executive Officer of Icahn Enterprises L.P. (IEP) (NASDAQ:IEP), the principal investment vehicle of Carl Icahn, between 2010 and 2014;  Co-Chief Executive Officer of Federal-Mogul Holdings Corp. (a public-company subsidiary of IEP now part of Apollo Global Management) from 2014 until 2017; and Chief Executive Officer of Icahn Automotive Group, LLC  and a Managing Director of IEP from  2017 until  2019. Prior to joining IEP, Mr. Ninivaggi spent six years at Lear Corporation (NYSE:LEA), holding various senior executive positions.

Mr. Ninivaggi has served as a director of numerous public and private companies, including Garrett Motion Inc., Lordstown Motors Corp., Hertz Global Holdings Inc., Navistar International Corporation, Icahn Enterprises G.P. Inc. (the general partner of Icahn Enterprises), CVR Energy Inc., LLC, XO Holdings, Tropicana Entertainment Inc., Motorola Mobility Holdings Inc., and CIT Group, Inc.

Mr. Ninivaggi began his career at Skadden, Arps, Slate, Meagher & Flom LLP before joining Winston & Strawn LLP, where he became a partner specializing in mergers & acquisitions, financing transactions and corporate governance. . He holds a Bachelor of Arts degree from Columbia University, an MBA from the University of Chicago Graduate School of Business, and a law degree (Juris Doctor) (with distinction) from Stanford University School of Law.

About Indivior
Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (SUD). Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of SUD. Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to expand on its heritage in this category. Headquartered in the United States in Richmond, VA, Indivior employs over 1,000 individuals globally and its portfolio of products is available in over 30 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.

For Further Information

Investor Enquiries	Jason Thompson	VP, Investor Relations Indivior PLC	+1 804 402 7123 jason.thompson@indivior.com
	Tim Owens	Director, Investor Relations Indivior PLC	+1 804 263 3978 timothy.owens@indivior.com
Media Enquiries	Jonathan Sibun	Teneo U.S. Media Inquiries	+44 (0)20 7353 4200 +1 804 594 0836 Indiviormediacontacts@indivior.com